POUR PUBLICATION IMMÉDIATE

OrganiGram devient l’un des premiers producteurs autorisés à signer un protocole d’entente avec l’autorité provinciale responsable de la distribution dans le marché du cannabis à des fins récréatives pour les adultes.

L’entreprise monctonienne consacrera environ 25 % de sa production prévue au marché du cannabis à usage récréatif pour les adultes au Nouveau-Brunswick.

EN BREF

•	OrganiGram est sélectionné comme fournisseur de cannabis à usage récréatif pour le marché du Nouveau-Brunswick.

•	OrganiGram accepte de fournir un minimum de 5 millions de grammes par année.

•	Au bas mot, l’entente représenterait de 40 à 60 millions de dollars de valeur au détail par année.

•	L’entente met en évidence le leadership progressif du Nouveau-Brunswick au sein du marché canadien et souligne l’engagement du gouvernement provincial à l’égard des entreprises néo-brunswickoises.

(Marketwired) Le 15 septembre 2017 – Moncton (Nouveau-Brunswick) – C’est avec grand plaisir qu’OrganiGram Holdings Inc. (TSX : OGI) (OTCQB : OGRMF) (la « Société » ou « OrganiGram »), un chef de file de la production de marijuana thérapeutique autorisée situé à Moncton, au Nouveau-Brunswick, annonce la signature d’un protocole d’entente (le « PE ») avec l’autorité provinciale responsable de la distribution dans le marché du cannabis à des fins récréatives pour les adultes.

En vertu de ce PE, OrganiGram assurera l’approvisionnement d’au moins 5 millions de grammes de marijuana à usage récréatif pour le marché du Nouveau-Brunswick.

Il s’agit de l’un des premiers PE de la sorte au Canada. Il est le fruit d’une consultation positive, productive et continue entre le gouvernement du Nouveau-Brunswick et OrganiGram.

« C’est avec grand enthousiasme que nous signons ce PE. Le gouvernement du Nouveau-Brunswick se démarque à titre de leader dans l’industrie florissante de la marijuana, et il travaille fort pour s’assurer que l’industrie se développe de façon responsable et efficace. Il est d’ailleurs réputé dans l’ensemble du Canada pour sa façon d’administrer ce dossier. Nous sommes fiers de collaborer avec les responsables gouvernementaux et de pouvoir les appuyer, car nous sommes leur partenaire stratégique », affirme Greg Engel, président-directeur général d’OrganiGram.

L’arrangement en matière d’approvisionnement énoncé dans le PE soutient la viabilité financière et le succès d’OrganiGram, un chef de file de la production de marijuana autorisée au Canada.

« Nous tenons à saluer les efforts que déploie le gouvernement du Nouveau-Brunswick pour promouvoir un climat économique où le cannabis agit comme moteur de croissance pour les entreprises de la province », ajoute M. Engel.

OrganiGram et le gouvernement du Nouveau-Brunswick ont tous deux à cœur une application sûre et responsable de la future loi fédérale, notamment en ce qui a trait à l’accès qu’auront les adultes à la marijuana à des fins récréatives. Par conséquent, dans le cadre du PE, OrganiGram s’engage aussi à contribuer aux programmes de responsabilité sociale qui fourniront une formation continue, s’assurant ainsi que la sécurité publique demeure un enjeu prioritaire.

« Grâce à cette entente, nous avons l’occasion d’aider à bâtir un marché du cannabis solide et couronné de succès au Nouveau-Brunswick et dans le reste du pays. Nous réaffirmons par la même occasion le dévouement de notre entreprise à la sécurité et à l’éducation », explique Ray Gracewood, directeur commercial d’OrganiGram. « La sécurité des membres de notre collectivité est d’une importance capitale, et nous sommes fiers d’appuyer des programmes qui continueront à informer le public à propos du cannabis sous toutes ses formes. »

Visitez notre site Web à l’adresse www.OrganiGram.ca pour en savoir davantage.

À propos d’OrganiGram Holdings Inc.

OrganiGram Holdings Inc. est une société inscrite à la Bourse de croissance TSX dont la filiale en propriété exclusive, OrganiGram Inc., est un producteur autorisé de marijuana thérapeutique au Canada. OrganiGram s’emploie à produire une marijuana thérapeutique de qualité supérieure destinée aux patients au Canada. Les installations d’OrganiGram sont situées à Moncton, au Nouveau-Brunswick, et la Société est assujettie au Règlement sur l’accès au cannabis à des fins médicales (RACFM).

OrganiGram se classe parmi les 10 meilleures sociétés du secteur des technologies propres et des sciences de la vie au palmarès TSX Croissance 50.

La Bourse de croissance TSX et son fournisseur de services de réglementation (comme ce terme est défini dans les politiques de la Bourse de croissance TSX) n’assument aucune responsabilité quant au caractère adéquat ou exact du présent communiqué.

Le présent communiqué contient des renseignements de nature prospective comportant des risques, des incertitudes et d’autres facteurs qui pourraient faire en sorte que les résultats réels diffèrent de façon importante de ceux qui sont prévus. Les facteurs importants – y compris la disponibilité des fonds, les résultats des efforts de financement, les rendements des cultures – qui pourraient faire en sorte que les résultats réels diffèrent de façon importante des attentes de la Société sont indiqués dans les documents que la Société dépose de temps en temps dans SEDAR (voir www.sedar.com). Le lecteur est mis en garde contre le risque d’accorder une crédibilité excessive à ces déclarations prospectives, lesquelles sont valables uniquement à la date de publication du communiqué de presse. Sauf dans les cas exigés par la loi, la Société n’a ni l’intention ni l’obligation de mettre à jour ou de réviser les énoncés prospectifs, conséquemment à de nouveaux renseignements, de futurs événements ou pour toute autre raison.

Pour de plus amples renseignements, veuillez communiquer avec :

Greg Engel	Larry Rogers
Président-directeur général
OrganiGram Holdings Inc.
gengel@OrganiGram.ca	Vice-président, Développement des affaires et projets spéciaux

(416) 435-8091	OrganiGram Holdings Inc.

lrogers@OrganiGram.ca

(506) 871-9279